50
6/22/04

VFG-17-04

UNITED
SECURITIES AND EXC[...]
Washington, D.C. [...]

04016732

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 017243

SEC RECEIVED PROCESSING
JUN 14 2004
WASH. D.C. 158 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Vipo Securities

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Broadway, Suite 310
(No. and Street)

Long Beach (City) California (State) 90802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cratty (562) 624-0808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/9/23

OATH OR AFFIRMATION

I, Michael Cratty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vipo Securities, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of MONTANA
County of MISSOULA
Subscribed and sworn (or affirmed) to before me this 25 day of MAY, 2004

[signature]
Notary Public

[signature: Michael B. Cratty]
Signature

President / CEO
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vipo Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Vipo Securities, Inc.

I have audited the accompanying statements of financial condition of Vipo Securities, Inc. (a California Corporation) as of March 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vipo Securities, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
May 4, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Vipo Securities, Inc.
Statements of Financial Condition
March 31, 2004

Assets

Cash	$ 81,923
Other receivables	40,000
Securities, not readily marketable	86,485
Property and equipment, net of $314 accumulated depreciation	1,754
Prepaid income taxes	776
Prepaid expenses	10,551
Total assets	$ 221,489

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable	$ 31,389
Total liabilities	31,389
Commitments and contingencies	–
Stockholders' equity	
Common stock, no par value; 50,000,000 shares authorized 23,341,560 shares issued and outstanding	338,000
Preferred stock, no par value, 10,000,000 shares authorized no shares issued and outstanding	–
Additional paid-in capital	522,852
Accumulated deficit	(670,752)
Total stockholders' equity	190,100
Total liabilities and stockholders' equity	$ 221,489

The accompanying notes are an integral part of these financial statements.

Vipo Securities, Inc.
Statements of Operations
For the Year Ended March 31, 2004

Revenues	
Fees	$ 8,134
Commissions	–
Other income	195
Total revenues	8,329
Expenses	
Employee compensation and benefits	95,541
Commissions	2,500
Communications	8,798
Interest	1,040
Occupancy and equipment rental	33,156
Taxes, licenses and permits	25,729
Other operating expenses	93,212
Less reimbursed expenses	(24,839)
Total expenses	235,137
Income (loss) before provision for income taxes	(226,808)
Income tax provision	800
Net income (loss)	$ (227,608)

The accompanying notes are an integral part of these financial statements.

Vipo Securities, Inc.
Statements of Changes in Stockholders' Capital
For the Year Ended March 31, 2004

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2003	$ 25,000	$ 522,852	$ (443,144)	$ 104,708
Issuance of common stock	313,000	–	–	313,000
Net income (loss)	–	–	(227,608)	(227,608)
Balance at March 31, 2004	$ 338,000	$ 522,852	$ (670,752)	$ 190,100

The accompanying notes are an integral part of these financial statements.

Vipo Securities, Inc.
Statements of Cash Flows
For the Year Ended March 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ (227,608)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	314	
Loss on expiration of warrants	825	
(Increase) decrease in:		
Accounts receivable	(30,000)	
Prepaid income taxes	(776)	
(Decrease) increase in:		
Accounts payable	22,884	
Income tax payable	(8,270)	
Total adjustments		(15,023)
Net cash used in operating activities		(242,631)
Cash flows from investing activities:		
Purchase of computer & equipment	(2,068)	
Net cash used in investing activities		(2,068)
Cash flows from financing activities:		
Issuance of common stock	313,000	
Net cash provided by financing activities		313,000
Net increase (decrease) in cash		68,301
Cash at beginning of year		13,622
Cash at end of year		$ 81,923
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,040	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Vipo Securities, Inc.
Notes to Financial Statements
March 31, 2004

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Vipo Securities, Inc. (the "Company") was a Texas corporation, previously a wholly-owned subsidiary of SmithCo Partners, Inc., a California corporation (SmithCo). In August of 1999, Virtual IPO, Inc., purchased SmithCo, and in May of 2000, SmithCo was merged into Virtual IPO, Inc., which became the 100% owner of the Company. On December 19, 2001, "the Company," created New S & S Securities, Inc., which subsequently performed a reverse merger with the Company and dissolving the Texas corporation. In April of 2003 the Company changed its name to Vipo Securities, Inc.

On November 1, 2003, Virtual IPO merged with its parent company, Virtual Wall Street, Inc., and the Company became a wholly owned subsidiary of Virtual Wall Street, Inc.

On June 16, 2003, Virtual Wall Street, Inc. distributed all the common stock of the Company to Virtual Wall Street, Inc.'s own shareholders. This results in the Virtual Wall Street, Inc. shareholders having the same ownership in the Company as their ownership in Virtual Wall Street, Inc.

The Company is a registered Broker/Dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company conducts business exclusively in private placements and other new issues whereby investor funds are sent directly to the issuer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Advertising and promotion costs are expensed as incurred. For the year ended March 31, 2004 the Company charged $877 to other operating expenses for advertising costs.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to the carrying forward of net operating losses to offset future income.

Vipo Securities, Inc.
Notes to Financial Statements
March 31, 2004

Note 2: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Warrants	$ 2,475
Restricted stock	84,010
	$ 86,485

The warrants were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13, and expired on June 27, 2003. The Company still has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	300 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	300 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	300 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $2,475.

The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company. The cost value includes a substantial discount from the stocks par value, considering minority status and the securities are not readily marketable.

For net capital purposes, these securities are classified as non allowable assets.

Note 3: FURNITURE & FIXTURES

The furniture and fixtures are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 2,068	5
	2,068	
Less accumulated depreciation	(314)	
Net furniture and equipment	$ 1,754	

Depreciation expense for the year ended March 31, 2004 was $314.

Note 4: RELATED PARTY TRANSACTIONS

The Company had a written agreement with its parent company, in which the Company was reimbursed for operating expenses. For the year ended March 31, 2004 the Company included $24,839 of reimbursements from its parent in operating expenses.

Note 5: INCOME TAXES

The Company has available at March 31, 2004, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $74,381, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 231,891	2020
35,549	2021
828	2022
227,608	2023
$ 495,876	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company has included $40,000 in other receivables, for stock issued March 31, 2004. The funds were deposited shortly after the Company's year end, but are considered a non–allowable asset for net capital purposes.

As of March 31, 2004, the Company had not issued stock certificates, totaling 6,000 shares, to two shareholders who purchased the Company's stock.

On June 16, 2003, the Company split its stock to exactly double the amount of outstanding shares of its parent Virtual Wall Street, Inc., the parent then spun off the Company to the shareholders of the parent, by distributing two shares of the Company's stock for every one share outstanding. The parent then transferred all of its assets to the Company and dissolved.

The Company did not assume any of the liabilities of its dissolved parent, but has been servicing certain debts left by the parent. No adjustments have been made for these liabilities.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2004, the Company's net capital of $50,534, exceeded the minimum net capital requirement by $45,534; and the Company's ratio of aggregate indebtedness ($31,389) to net capital was 0.62:1, which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 50,535
Adjustments:		
Accumulated deficit	$ (49)	
Non-allowable assets	48	
Total adjustments		(1)
Net capital per audited statements		$ 50,534

Vipo Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1

Computation of net capital			
Stockholders' equity			
Common stock		$ 338,000	
Additional paid-in capital		522,852	
Accumulated deficit		(670,752)	
	Total stockholders' equity		190,100
Less:	Non allowable assets		
	Other receivable	(40,000)	
	Securities, not readily marketable	(86,485)	
	Computer & equipment, net	(1,754)	
	Prepaid income taxes	(776)	
	Prepaid expenses	(10,551)	
	Total subtractions		(139,566)
	Net capital before haircuts on securities		50,534
Less:	Haircuts and undue concentration		-
	Net Capital		50,534
Computation of net capital requirements			
Minimum net capital requirements			
	6 2/3 percent of net aggregate indebtedness	2,093	
	Minimum dollar net capital required	5,000	
	Net capital required (greater of above)		5,000
	Excess net capital		$ 45,534
	Percentage of aggregate indebtedness to net capital	0.62:1	

There was an immaterial difference of $1 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2004.

See independent auditor's report.

Vipo Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

A computation of reserve requirements is not applicable to Vipo Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Vipo Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3

Information relating to possession or control requirements is not applicable to Vipo Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Vipo Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Vipo Securities, Inc.

In planning and performing my audit of the financial statements of Vipo Securities, Inc. for the year ended March 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Vipo Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
May 4, 2004